Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Nine Months Ended
	2011	2012	2013	2014	2015	December 31, 2015
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,139	$1,291	$1,260	$1,016	$1,115	$820
Add: Fixed charges	121	115	113	123	125	79
Total earnings available for fixed charges	$1,260	$1,406	$1,373	$1,139	$1,240	$899
Fixed charges:
Interest expense (1)	$68	$64	$64	$75	$77	$59
Interest portion of rental expense	53	51	49	48	48	20
Total fixed charges	$121	$115	$113	$123	$125	$79
RATIOS OF EARNINGS TO FIXED CHARGES	10.41	12.23	12.15	9.26	9.92	11.38
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness